As filed with the Securities and Exchange Commission on December 8, 2025
Securities Act File No. 333-289747

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No. __

☒ Post-Effective Amendment No. 1

(Check appropriate box or boxes)

OAKTREE ASSET-BACKED INCOME FUND INC.

(Exact name of registrant as specified in charter)

Brookfield Place, 225 Liberty Street

New York, New York 10281

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (855) 777-8001

Brian F. Hurley, Esq.

Oaktree Asset-Backed Income Fund Inc.

Brookfield Place, 225 Liberty Street

New York, New York 10281

(Name and Address of Agent for Service)

Copies to:

Craig Ruckman, Esq. Brookfield Public Securities Group LLC Brookfield Place 225 Liberty Street New York, New York 10281	Michael R. Rosella, Esq. Thomas D. Peeney, Esq. Paul Hastings LLP 200 Park Avenue New York, New York 10166

Approximate Date of Proposed Offering: As soon as practicable.

Title of securities being registered: Class I Shares of common stock, par value $0.001 per share.

Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940, as amended.

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment is to file the final and executed Agreement and Plan of Reorganization and the opinion of counsel regarding the tax consequences of the reorganization of the Oaktree Asset-Backed Income Private Placement Fund Inc. with and into the Oaktree Asset-Backed Income Fund Inc.

The Registrant hereby incorporates by reference the Information Statement/Prospectus and Statement of Additional Information filed on December 3, 2025, pursuant to Rule 424 of the General Rules and Regulations of the Securities Act of 1933, as amended (File No. 333-289747).

PART C: OTHER INFORMATION

Item 15. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property, or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision that limits present and former directors’ and officers’ liability to the Registrant and its shareholders for money damages to the maximum extent permitted by Maryland law in effect from time to time, subject to the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter obligates, to the maximum extent permitted by Maryland law and the 1940 Act, the Registrant to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise as a director, officer, partner, member, manager, trustee, employee or agent from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant or as a present or former director, officer, partner, member, manager, trustee, employee or agent of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s obligation to indemnify any director, officer, or other individual, however, is limited by the 1940 Act which prohibits the Registrant from indemnifying any director, officer, or other individual from any liability resulting from the willful misconduct, bad faith, gross negligence in the performance of duties, or reckless disregard of applicable obligations and duties of the directors, officers, or other individuals. To the maximum extent permitted by Maryland law and the 1940 Act, the Registrant’s charter also permits the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property, or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such, indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit Number	Description

(1)(a)	Articles of Incorporation.(1)
(1)(b)	Articles of Amendment and Restatement.(1)
(2)(a)	Initial Bylaws.(1)
(2)(b)	Amended and Restated Bylaws.(1)
(3)	Not applicable.
(4)	Agreement and Plan of Reorganization.(*)
(5)	Instruments defining the rights of holders of the Registrant’s securities are incorporated by reference from the Registrant’s Articles of Amendment and Restatement and Amended and Restated Bylaws.(1)
(6)(a)	Investment Advisory Agreement between the Registrant and Oaktree Fund Advisors, LLC.(2)
(6)(b)	Amended and Restated Investment Advisory Agreement between the Registrant and Oaktree Fund Advisors, LLC.(2)
(7)(a)	Form of Distribution Agreement with Quasar Distributors, LLC.(2)
(7)(b)	Distribution and Servicing Plan.(1)
(7)(c)	18f-3 Multi-Class Plan.(1)
(8)	Not applicable.
(9)	Custody Agreement between the Registrant and U.S. Bank National Association.(2)
(10)	Not applicable.
(11)	Opinion of Venable LLP.(5)
(12)	Opinion of Paul Hastings LLP supporting the tax matters and consequences to shareholders discussed in the Information Statement/Prospectus.(*)
(13)(a)	Administration Agreement between the Registrant and Oaktree Fund Administration, LLC.(2)
(13)(b)	Fund Sub-Administration Servicing Agreement among the Registrant, Brookfield Public Securities Group, LLC and U.S. Bancorp Fund Services, LLC.(2)
(13)(c)	Form of Amendment to and Novation of Fund Sub-Administration Servicing Agreement among the Registrant, Brookfield Public Securities Group, LLC, Oaktree Fund Administration, LLC, and U.S. Bancorp Fund Services, LLC.(2)
(13)(d)	Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.(2)
(13)(e)	Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.(2)
(14)(a)	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Registrant.(5)
(14)(b)	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Oaktree Asset-Backed Income Private Placement Fund Inc.(5)
(15)	Not applicable.
(16)	Power of Attorney.(3)
(17)	Not applicable.
(18)	Not applicable.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-284676) as filed with the Commission on February 3, 2025.
(2)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-284676) as filed with the Commission on July 22, 2025.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (1933 Act File No. 333-289747) as filed with the Commission on August 21, 2025.
(4)	Incorporated by reference to the Registrant's Registration Statement on Form N-14 (1933 Act File No. 333-289747) as filed with the Commission on September 26, 2025.
(5)	Incorporated by reference to the Registrant's Registration Statement on Form N-14 (1933 Act File No. 333-289747) as filed with the Commission on November 19, 2025.
(*)	Filed herewith.

Item 17. Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus that is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “Securities Act”) [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The undersigned Registrant agrees to file in a post-effective amendment to this Registration Statement a final tax opinion promptly subsequent to the closing of the Reorganization.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 8th day of December, 2025.

OAKTREE ASSET-BACKED INCOME FUND INC.

By:	/s/ Brian F. Hurley
Brian F. Hurley
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ Brian F. Hurley	President (Principal Executive Officer) and Director	December 8, 2025
Brian F. Hurley

/s/ Casey P. Tushaus	Treasurer (Principal Financial and Accounting Officer)	December 8, 2025
Casey P. Tushaus

*	Director	December 8, 2025
Heather S. Goldman

*	Director	December 8, 2025
Edward A. Kuczmarski

*	Director	December 8, 2025
Stuart A. McFarland

*	Director	December 8, 2025
William H. Wright II

*	Director	December 8, 2025
Betty A. Whelchel

*	Director	December 8, 2025
Susan Schauffert-Tam

By:	/s/ Brian F. Hurley
Brian F. Hurley
Attorney-In-Fact, pursuant to Powers of Attorney previously filed.

* Pursuant to Powers of Attorney

Exhibit List

Exhibit Number	Description

(4)	Agreement and Plan of Reorganization.
(12)	Opinion of Paul Hastings LLP supporting the tax matters and consequences to shareholders discussed in the Information Statement/Prospectus.

C-4